December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (978) 548-4639

Paige Parisi
Vice President, General Counsel, Secretary
Avid Technology, Inc.
Avid Technology Park, One Park West
Tewksbury, Massachusetts 01876

> **Re:** **Avid Technology, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 000-21174**

Dear Ms. Parisi:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel